Exhibit 21.1

Subsidiaries

1.  Premier Data Systems, Inc., a Delaware Corporation (“PDS”);

2.  Fugen, Inc., a Delaware Corporation, a wholly owned subsidiary of PDS;

3.  PDS GIS/LIS, Inc., a Delaware Corporation (“GIS/LIS”), a wholly owned subsidiary of PDS;

4.  Land Links Company Ltd., a New Mexico limited liability company, a wholly owned subsidiary of GIS/LIS

5.  Pixxures, Inc., a Delaware Corporation